                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(1/)

                                 FIRST USA, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                    33743H10
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                                 (CUSIP Number)

                               Steven Alan Bennett
                    Senior Vice President and General Counsel
                              BANC ONE CORPORATION
                                 P.O. Box 710158
                            Columbus, Ohio 43271-0158
                                 (614) 248-7590
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 30, 1997
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 6 Pages)
------------------------------
(1/) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 CUSIP NO. 33743H10                                 PAGE   2   OF   6   PAGES
          --------------                                 -----    -----
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    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              BANC ONE CORPORATION
              IRS Identification No. 31-0738296
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                    (b) / /
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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS*

              WC, BK, OO (See Item 3)
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                        / /
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Ohio
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                            7     SOLE VOTING POWER

                                  30,480,231 (See Item 5)
                          ----------------------------------------------------
                            8     SHARED VOTING POWER

   NUMBER OF SHARES               0 (See Item 5)
     BENEFICIALLY         ----------------------------------------------------
    OWNED BY EACH           9     SOLE DISPOSITIVE POWER
   REPORTING PERSON
         WITH                     30,480,231 (See Item 5)
                          ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  0 (See Item 5)
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              30,480,231 (See Item 5)
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                     /X/ (See Item 5)
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               20.7% (See Item 5)
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   14     TYPE OF REPORTING PERSON*

              CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

         The Statement on Schedule 13D filed on January 29, 1997 by BANC ONE CORPORATION ("BANC ONE")is hereby amended and supplemented as follows (capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement:

ITEM 4.   PURPOSE OF TRANSACTION

         The second paragraph of Item 4 of the Statement is amended and restated in its entirety to read as follows:

                  In connection with the Merger Agreement, BANC ONE's Board of Directors has authorized the purchase by BANC ONE of shares of FUSA Common Stock in privately negotiated or open market transactions in an aggregate amount not to equal or exceed five percent of the issued and outstanding FUSA Common Stock. As of the close of business on February 5, 1997, BANC ONE had acquired 6,000,000 shares of FUSA Common Stock. BANC ONE intends to continue to purchase shares of FUSA Common Stock consistent with such authorization.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Statement is amended and restated in its entirety to read as follows:

                  (a), (b) BANC ONE may be deemed to be the beneficial owner of the 24,480,231 shares of FUSA Common Stock issuable upon exercise of the FUSA Option. As provided in the FUSA Option Agreement, BANC ONE may exercise the FUSA Option only upon the happening of one or more events, none of which has occurred. See Item 4 hereof. Since the FUSA Option is not currently exercisable, BANC ONE expressly disclaims beneficial ownership of any of such shares of FUSA Common Stock.

                  If the FUSA Option were currently exercisable and exercised in full, the shares of FUSA Common Stock issuable upon exercise of the Option, when aggregated with the shares of FUSA Common Stock otherwise beneficially owned by BANC ONE, would equal 30,480,231 shares of FUSA Common Stock, or approximately 20.7% of the total number of outstanding shares of FUSA Common Stock (after giving effect to the issuance of shares pursuant to the FUSA Option) as of February 5, 1997.(1)

                  BANC ONE has sole power to vote and to dispose of the shares of FUSA Common Stock owned by it. BANC ONE has no right to vote or dispose of the shares of FUSA Common Stock issuable upon exercise of the FUSA Option unless and until such time as the FUSA Option is exercised. If

--------
         1 Based upon the 123,016,240 shares of FUSA Common Stock represented by FUSA in the Merger Agreement to be issued and outstanding as of January 19, 1997.

         BANC ONE were to exercise the FUSA Option, it would have sole power to vote and to dispose of the shares of FUSA Common Stock issued as a result of such exercise.

                  As of February 5, 1997, subsidiaries of BANC ONE, in the ordinary course of their trust and investment management business, held 5,600 shares of FUSA Common Stock in trust accounts, managed accounts or under similar arrangements on behalf of third parties (collectively, "Trust Accounts"), constituting less than 0.1% of the shares of FUSA Common Stock that would be issued and outstanding if the Option had been exercised in full as of February 5, 1997. BANC ONE has sole voting power with respect to 3,600 shares of FUSA Common Stock held in Trust Accounts, shared voting power with respect to 0 shares of FUSA Common Stock held in Trust Accounts, sole dispositive power with respect to 3,600 shares of FUSA Common Stock held in Trust Accounts and shared dispositive power with respect to 2,000 shares of FUSA Common Stock held in Trust Accounts. Such shares are not included in the shares of FUSA Common Stock covered by this Statement. BANC ONE disclaims beneficial ownership of such shares.

                  The following persons listed on Schedule I hereto are beneficial owners of shares of FUSA Common Stock in the amounts indicated: William P. Boardman (15,000 shares); Ronald G. Steinhart (5,400 shares).

                  Except as set forth above, neither BANC ONE nor, to its knowledge, any of the persons listed on Schedule I hereto beneficially owns any shares of FUSA Common Stock.

                  (c) Set forth in Schedule II hereto is a schedule of all transactions in shares of FUSA Common Stock effected by BANC ONE and, to its knowledge, the persons listed on Schedule I hereto during the past 60 days. In each case, the transaction was effected on a national securities exchange through normal brokerage transactions. Except for the issuance of the FUSA Option and the transactions described in the preceding sentence, neither BANC ONE nor, to its knowledge, any of the persons listed on Schedule I hereto has effected any transaction in shares of FUSA Common Stock for such person's own account during the past 60 days. In the ordinary course of their trust and investment management business, subsidiaries of BANC ONE may have effected transactions in shares of FUSA Common Stock during the past 60 days on behalf of Trust Accounts.

                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of FUSA Common Stock beneficially owned by BANC ONE, including those shares issuable upon exercise of the FUSA Option. The beneficiaries of Trust Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of FUSA Common Stock held in such Trust Accounts.

                  (e) Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                          BANC ONE CORPORATION



Dated:  February 6, 1997                  By: /s/ Steven Alan Bennett
                                             ------------------------
                                             Steven Alan Bennett
                                             Senior Vice President and
                                               General Counsel

                                   SCHEDULE II

         Schedule II to the Statement is amended and restated in its entirety to read as follows:


I.       TRANSACTIONS IN FUSA COMMON STOCK EFFECTED BY BANC ONE CORPORATION
         DURING THE PAST SIXTY DAYS
                                                               Average
          Date                  No. Of Shares              Price Per Share
         -------                -------------              ---------------
         1/22/97                   500,000                    $48.2803
         1/23/97                   500,000                    $48.8559
         1/24/97                   984,200                    $47.6866
         1/27/97                   555,500                    $48.4361
         1/28/97                 1,000,000                    $48.0790
         1/29/97                 1,021,600                    $49.3797
         1/30/97                   882,100                    $49.7403
         1/31/97                   155,400                    $50.5298
         2/03/97                   401,200                    $50.7062


II.      TRANSACTIONS IN FUSA COMMON STOCK EFFECTED BY THE PERSONS LISTED ON
         SCHEDULE I HERETO DURING THE PAST SIXTY DAYS

                                                                        Average
           Date                 Name             No. Of Shares      Price Per Share
         -------           -------------------  --------------      ---------------
         1/21/97           William P. Boardman     15,000              $   46.00



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